Exhibit 17.1

MACEY SWANSON AND ALLMAN

ATTORNEYS AT LAW _______________________________________________________________________________

BARRY A. MACEY RICHARD J. SWANSON JOSEPH E. ALLMAN ROBERT A. HICKS QUINCY E. SAUER JEFFREY A. MACEY ________	445 NORTH PENNSYLVANIA STREET SUITE 401 INDIANAPOLIS, INDIANA 46204-1800 TELEPHONE (317) 637-2345 FAX (317) 637-2369 www.maceylaw.com

November 8, 2016

By Email and First Class Mail

Mr. Stephen J. Hackman

ICE MILLER

One American Square

Suite 2900

Indianapolis, IN 46282

Email: Stephen.Hackman@icemiller.com

RE:	Jacqueline M. Lemke, President/CEO of Bioanalytical Systems, Inc.

Dear Mr. Hackman:

Jackie Lemke has engaged my law office to advise her in connection with her separation from employment at Bioanalytical Systems, Inc. ("BASi"). It is our understanding that you represent BASi. After speaking with Ms. Lemke and reviewing the relevant facts and agreements, we believe BASi and Ms. Lemke have a mutually beneficial interest in effectuating an amicable separation. In order to facilitate Ms. Lemke's amicable separation from BASi, we provide the following review to further both parties' interests in maintaining a strong professional relationship.

Ms. Lemke first entered into an employment agreement with BASi on April 9, 2012. This agreement was amended on October 15, 2012 and February 7, 2013. Ms. Lemke and BASi then entered into a Second Amended and Restated Employment Agreement ("Second Employment Agreement") effective July I, 2014. The Second Employment Agreement contains an Initial Term from July 1, 2014 until June 30, 2017, unless either party terminates the agreement under the provisions of Article 4.

Under the Second Employment Agreement, Ms. Lemke is to serve as the President and Chief Executive Officer of the Company. Ms. Lemke's specific duties are described under Article 2 of the Second Employment Agreement. For example, Ms. Lemke "shall have full responsibility and decision-making authority for the day-to-day operatioris of the Company's business, subject to the general control of the Board." See Section 2.1. The Board of Directors currently consists of three members: Larry Boulet, Richard Johnson, and Wendy Perrow. The Second Employment Agreement further states, "Notwithstanding any other provision of this Agreement, the Company shall not impose employment duties or constraints of any kind upon Employee which would require Employee to violate any ordinances, regulation, statute or other law." See Section 2.2.

Mr. Stephen J. Hackman

Re: Jacqueline M. Lemke, BASi President and CEO

November 8, 2016

Since late August 2016, the Company has imposed constraints upon Ms. Lemke that have inhibited Ms. Lemke's ability to ensure compliance with regulations, such as the Sarbanes-Oxley Act. On August 29, 2016, Ms. Lemke was stripped of her decision-making authority for the day-to-day operations of the Company. Examples of this loss of authority, include without limitation, the Board preventing Ms. Lemke from having oversight over the Company's CFO, preventing Ms. Lemke from direct involvement in new client meetings and discussions, preventing Ms. Lemke from enforcing an employee's confidentiality agreement, and preventing Ms. Lemke from hiring a Vice President of Business Development to fill a critical need. Ms. Lemke notified the Board of these breaches of the Second Employment Agreement through an email on September 22, 2016.

On October 7, 2016, Mr. Boulet dismissed Ms. Lemke from a meeting of the Senior Leadership Team. This incident perpetuated the situation established by the Board in late August when the CFO, Ms. Jill Blumhoff, was given leadership and particularly inhibited Ms. Lemke's ability to comply with Section 2.2 of the Second Employment Agreement because the Board gave Ms. Lemke's direct reports authority to exclude her from knowledge of Company operations and meetings.

On October 12, 2016, Ms. Lemke again notified the Board of these breaches of the Second Employment Agreement. Through an email to the Board, Ms. Lemke provided significant detail regarding her inability to perform her duties because of her loss of decision-making authority for the day-to-day operations of the Company, and stated, "I am giving you [Mr. Bouleti and the Board notice that there is a disconnect between the expectations attached to my duties and my ability to continue to execute these duties."

Nevertheless, the situation remained unchanged, and on October 14, 2016, Ms. Lemke was informed that her authority to manage the Senior Leadership Team, which was taken away in late August, would not return, and she would continue to be excluded from exercising decision-making authority for the day-to-day operations of the Company's business. Ms. Lemke was also informed that her CEO position had been offered to Richard Johnson, but Mr. Johnson had declined the position. This same day Ms. Lemke was additionally informed that she was entitled to full severance given the situation. Shortly thereafter, on October 18, 2016, Ms. Lemke was expressly excluded from another Senior Leadership Team meeting and is unaware of how many other executive meetings have occurred without her knowledge. Ms. Lemke gave the Company ample opportunities to cure the breach; however, the Company has continued to prevent her from executing her duties as President and CEO.

Therefore, on November 2, 2016, Ms. Lemke informed the Board that she was resigning her employment with good reason. Ms. Lemke has provided at least ten days advance notice as per the Second Employment Agreement, and effective November 18, 2016, she is resigning her employment with good reason pursuant to Section 4.1(a) of her Second Employment Agreement. Ms. Lemke has extensive facts to support good reason for her resignation, and believes it is in both parties' interests to avoid litigation over this issue. Ms. Lemke expects that BASi will honor its

Mr. Stephen J. Hackman

Re: Jacqueline M. Lemke, BASi President and CEO

November 8, 2016

obligations under Section 4.1 of the Second Employment Agreement. Under Section 4.1, because Ms. Lemke is resigning her employment with good reason, she is entitled to the same compensation and benefits as if she had been terminated from BASi without cause. Specifically, the Second Employment Agreement provides that BASi shall pay Ms. Lemke the following:

(a)	18 months base salary at Ms. Lemke's current salary in equal bi-weekly installments over the 18-month period following the Termination Date;

(b)	a pro-rated Bonus for the completed portion of the current fiscal year, if any;

(c)	all vacation pay accrued as of the Termination Date; and

(d)	participation in the Company's group health plan as an active employee, at the active employee rate, throughout the entire 18-month severance period. Consistent with Section 4.6, upon the conclusion of the 18-month severance period, Ms. Lemke will then be eligible to participate in the Company's group health plan and elect continuation of health coverage pursuant to COBRA. Ms. Lemke's participation in the Company's group medical plan during the 18-month severance period will NOT run concurrently with the allotted 18-month period under COBRA.

Under the Second Employment Agreement, Ms. Lemke also agrees to use her best efforts to assist the Company in good faith to effect a smooth transition. We are most hopeful that we can achieve an amicable separation, and look forward to working together to effectuate Ms. Lemke's departure. Please direct any questions and response to my office.

Best regards,

MACEY SWANSON AND ALLMAN

/s/ Quincy E. Sauer

Quincy E. Sauer

CC:	Jacqueline M. Lemke